Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a transcript of Christian Weedbrook’s interview with Unusual Whales on March 13, 2026 in which the business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and Xanadu Quantum Technologies Inc. (“Xanadu”) is discussed.

Transcript: Christian Weedbrook, Founder & CEO, Xanadu on “Unusual Whales”

Nicholas, Unusual Whales: All right, everybody, we'll be getting started in just a minute here. And, Christian, do you know if the Xanadu main page was going to be hopping up here as a speaker as well?

Christian Weedbrook, Founder & CEO, Xanadu: No. It'll just be me.

Nicholas, Unusual Whales: Alrighty. Sounds good. Well, with that said, while folks trickle in, we'll go ahead and get started here. Welcome everyone to today's interview space. I am Nicholas here as always today as part of our Quantum Computing series. If you listened in on the last two, we did like this. Today we're talking with leadership from today's sponsor, Xanadu, a company building photonic quantum technology aimed at real-world use. We'll get into what quantum computing actually is, where the industry stands today, and touch a bit on where the hype may be maybe running ahead of the reality. But before we get started, as I mentioned, this episode is brought to you by Xanadu. But a little disclaimer here that does not imply a direct endorsement of the company. Nothing in this interview should be construed as a solicitation to buy or sell any security. You should always do your own research or confer with your financial advisor before making any investment decisions in any company. Now, like I mentioned, joining me today is the founder and CEO of today's sponsor, Xanadu, Doctor Christian Weedbrook. Xanadu is a Toronto-based photonic quantum computing company he launched back in 2016 with the goal of making quantum computers useful and broadly available and accessible. Originally from Australia, he took an unconventional path into the field, moving from film and advertising into mathematics, physics, and ultimately, quantum science. He then earned his PhD in quantum information theory from the University of Queensland and later completed postdoctoral work at both MIT and the University of Toronto. Welcome, Christian. Thanks for joining us. Thanks for sponsoring the show.

Christian Weedbrook, Founder & CEO, Xanadu: No problem. Thank you for having me. I appreciate it.

Nicholas, Unusual Whales: So I do want to dive in just with a little bit of backdrop before we get into the nitty gritty of what you're working on over at Xanadu. So for our listeners today that might be unfamiliar, what is quantum computing in simple terms, and why does it matter?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, that's always a good question. So I always go back to the name quantum and computer. It's still a computer. So it's based on really giving you an answer to something that you request. And the quantum part indicates it's built on a foundation of quantum physics rather than traditional physics that normal computers are based on. So that's kind of the easy way to understand it. But I always like to give a good example. We built a quantum computer that we called Borealis. And Borealis went head to head against the world's fastest supercomputer at the time. And it was a math problem. It was not a business problem or a commercial problem, but it's a stepping stone towards that direction. So it would have taken the world's fastest supercomputer at that time to solve this problem 7 million years to solve it. And that's running 24 hours a day using over 7 million GPUs. Just crazy to think. Our quantum computer Borealis solved it in two minutes. And so you go from 7 million years down to two minutes. And that gives you a flavor of what quantum computing can actually do. Now, this, as mentioned, was for an esoteric math problem. The next stage that we're all working towards is a larger-scale quantum computer, one that can show these dramatic speedups in pharmaceuticals like drug discovery, material design like next-generation batteries and solar cells. Defense is a big application area as well. AI, finance. So that's kind of perhaps one way to think about what quantum computing is and the impact it will ultimately have.

Nicholas, Unusual Whales: Thank you, Christian. So kind of getting a little bit more case-specific, Xanadu is described as a photonics-based quantum computing company. What is photonics and how does it work in quantum computing?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, for sure. At a high level, you can actually build a quantum computer out of photonics, which is what we're doing, or electronics. And really that's one of the key points on why we're going public, is that investors cannot invest publicly in a photonics, pure-play photonics quantum computing company. So we're really excited about that. And photonics, the listeners should think about, say, a laser pointer. We've all seen or used a laser pointer. That is kind of the building block of a quantum computer. You have lasers, obviously different to laser pointers, but the same basic idea. You have optical elements, you have beam splitters, and you have fiber optics. So all the stuff that perhaps people know of when it comes to the telecommunication industry, fiber optics particularly has been a good example. You can use that to build a large-scale quantum computer. And so we can encode information on the laser, we can manipulate it through our equivalent of gates, computer gates, and also detect or measure the quantum computer as well. So it's all a light-based approach.

But the other interesting thing is no matter how you build a quantum computer, either photonics or electronics, the main vision for us and pretty much everyone else out there is a larger-scale quantum computer, which is made up of hundreds of smaller quantum computers that are networked together. And that's how you build this thing that's going to change the world. And so everyone is going to have to have a certain amount of photonics anyway, because the interconnects or the networking side of things, it's just we've chosen the approach of let's also compute using light or photons and keep everything all photonics.

Nicholas, Unusual Whales: Good to hear. Thank you for that backdrop and breakdown a little bit. So just to kind of pick on some of the buzzwords that kind of fling around in the entire concept of quantum companies, a lot of investors will hear terms like superconducting, trapped ion, neutral atom, annealing. What should they actually understand about the trade-offs between these architectures?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, I would throw superconducting qubits, like you mentioned, ion traps, neutral atoms, and so forth. They fit into the electronics bucket, so the quantum version of electronics. And as mentioned, we do photonics, another way to do it, completely different. We all have our pros and cons, including us at Xanadu. We do think, however, that there will be multiple winners in the future, not just one. We think we'll be one of those winners, of course. And the pros and cons are varied.

I would say for us, the great thing about photonics is this networking side of things that I mentioned. You can actually naturally connect systems together far easier. And in fact, through a peer-reviewed Nature paper last year, we showed how to network together four independent quantum server racks. Together, we could have gone up to hundreds if we wanted to. So the networking side of things, we know how to do that, and that's been solved. And that's the first in the industry.

The other one is we operate and compute at room temperature. In fact, the qubits themselves, the gates, the computation, the measurements, all done at room temperature, meaning no cryogenics and no laser cooling. We need some cooling at the start basically to initialize or turn on the computer, but everything else after that is purely at room temperature, which is very unique compared to everyone else in the industry.

And the other thing is, we can actually use large-scale foundries that already exist and cost a lot of time and money to build. We can save costs by using them. In fact, we do use them. We use, say, Tower, GlobalFoundries, UMC, and many others, and we're already using them today. And also, in a lot of cases, the most advanced tools that they have as well. So there are the benefits, very big benefits there.

The biggest challenge is similar to the challenges for all of us, where when you're trying to operate at the quantum level, you have errors. Our world kind of comes in unwanted and creates errors. The errors, of course, manifest in different ways depending on how you decide to build the quantum computer. So for us, we use light. The natural source of errors is loss. So whenever you send light through any medium, not all the photons make it from start to finish. They get lost, they get absorbed or scattered. And so that's why we need error correction. And to do that, you use a bunch of different types of codes that are best suited, but also improve the physical chips themselves, which we work on.

I would say another big thing is our gate speeds. This is undeniable for photonic systems in general. They're much faster than all the other approaches as well. But as I said, there's pros and cons and all, and there's some other good approaches out there as well. And I don't think there'll be only one winner.

Nicholas, Unusual Whales: Yeah. Like I mentioned at the top, this has been a bit of a series for our interviews lately. We've had a couple of other quantum computing companies as well, kind of focusing on different sectors and use cases. So kind of looking at that general quantum market landscape, kind of beyond your general approaches to building a quantum computer, what kind of differentiates Xanadu from other public peers and other companies that are in the process of going public like Infleqtion, for example? IonQ, Rigetti. What really separates Xanadu from these other names that other people might know? Is it a use-case differentiation, industry difference?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, it's really two big things. One is our photonic-based approach. We'll be the first pure-play photonics quantum computing company to market public markets. It's all about hardware. So that's a huge differentiator. And as I mentioned, we have one of the best, if not the best, approach to scaling up and building a large-scale quantum computer. So photonics is the key one.

And the second one is PennyLane. We created PennyLane. And PennyLane is one of the most widely used software offerings anywhere in the world. It's open source. It's built on top of Python. It's actually agnostic, meaning it works on our hardware, but a lot of the other modalities and hardware providers out there as well. So really it's about going public with a photonic-based approach and also PennyLane. Huge two big differentiators compared to everyone else.

Nicholas, Unusual Whales: Love to hear it. So Xanadu's kind of taking on more of a full-stack approach, and it sounds like you're really trying to make, say, your operating system, that PennyLane, a lot more universally available. How important is it to Xanadu to be, say, more than just a hardware company or just software?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, that's a great point. We pride ourselves on being full stack with both doing the photonic hardware and PennyLane. I would say we never forget the fact that building a computer, meaning the hardware, is still the most important aspect. And the reason there is if we can't build a large-scale quantum computer, or no one can, then use cases, software, none of that matters. You've got to keep focused on the prize, which is a large-scale quantum computer. But once we do get there, and in the lead-up to attracting partnerships and customers, you do need a simulator. You do need software. You need something that connects to smaller quantum computers that we all have today. And that's PennyLane's job. It does it fantastically well. And I really think that full stack is the only way to go. If you're a software-only play, there are a lot of great software companies out there and a few going public as well. We don't want to be reliant on others for the hardware. We have software and hardware folks working shoulder to shoulder, and we can just iterate much, much faster rather than waiting for someone else that may be in a different company. So that's been our strategy from day one. And to be honest, we're really happy that we chose it.

Nicholas, Unusual Whales: Yeah, I think that's a pretty smart setup, kind of getting that two for one and keeping a lot of stuff in-house and proprietary, I think is something I've seen a lot of business pivot to. Now kind of on that note, do you think that the software layer kind of creates a faster path to commercial adoption than waiting for large-scale, excuse me, large-scale fault-tolerant hardware?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, we think so. We've actually seen it. We announced a couple of weeks ago, I believe, that we've been working with Lockheed Martin, a great partner for us. It's fantastic to work with our team. And that's a good example because we didn't know at the start, but they've been using PennyLane for many years before we engaged with them. And the same with many other partners as well. And so that's been a really great hook, an exciting hook for folks to see what we're about, love our software, and then ultimately come together to work on the full-stack nature of what we're doing. So PennyLane is kind of the ultimate draw card to getting partners, and high-quality partners at that.

Nicholas, Unusual Whales: Speaking of partners, you also recently announced that Xanadu, that you're set to receive up to nearly $400 million Canadian, roughly 300 USD, from the government of Canada to help the company build a quantum data center. And so kind of how does this play into your plans moving forward with Xanadu, especially as you come up closer to going public via that SPAC? And as kind of a tag-along, why do we need those quantum data centers versus the classical ones we have today? I know you mentioned that speed is very much a driving factor there.

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, speed definitely is. And the back-of-the-envelope calculation really works out to be one of our data centers will be equivalent to hundreds, if not thousands, of traditional data centers in terms of the computational capacity. So already you can see the energy savings that will happen there. Not only that, but the cost savings as well, while also solving very big problems that they could never hope to solve. So that's definitely really one of the reasons why.

But we also don't think that quantum computers will replace classical computers, at least not this decade. It's very similar to the GPU to the CPU. GPU didn't wipe out the CPU. It took maybe some ground off of CPUs in terms of revenue, but it also created new things like AI and Bitcoin mining that just weren't foreseen when they first started making GPUs. So I think I'm more excited about things that we don't know, things that haven't been invented or discovered, but will only happen once we build this large-scale quantum computer.

And you mentioned the government funding. We're really happy to be able to announce that, as you mentioned, nearly $300 million USD, $400 million Canadian, in matching funding. Still working through the details with the government on that, but we're really excited to partner. And we're kind of getting the whole of Canada behind Xanadu. We're proudly Canadian, but we want to be a leader, and a leader, I would say, worldwide. And it's very important to get government support both here in Canada and the US. We're on to, I believe, fifth DARPA project now. Two concurrently are happening as we speak, including the kind of famous in the quantum industry, the QBI DARPA program, which we made to phase B and one of only 11 companies that's made it that far. So government support will be important. And if this plays out the way we think it will be, it'll be just as big as the internet or digital computing in general. So I think there's a lot of win-win scenarios that will happen out of this.

Nicholas, Unusual Whales: Definitely looking forward to hear more about that. And the name, this is completely unrelated to everything, but one of my favorite songs growing up was by another Canadian, wholesome good old-time Rush and the late, great Neil Peart. The name of the song was Xanadu. And so as soon as I saw the company name, it perked my ears up a little bit.

Christian Weedbrook, Founder & CEO, Xanadu: That's funny. You know, I'm originally from Australia and still Australian, but Canadian now. I didn't know about Rush. At least to me, they weren't that big in Australia. So you always get people saying, is it named after this or that? It's cool when I hear the Canadian angle there. It's actually named after -- it is named after a song -- but the Olivia Newton-John song.

Nicholas, Unusual Whales: That's—

Christian Weedbrook, Founder & CEO, Xanadu: So that's where our name comes from.

Nicholas, Unusual Whales: Well, damn, I was pretty close then. Hey.

Christian Weedbrook, Founder & CEO, Xanadu: Yeah.

Nicholas, Unusual Whales: So just the whole notion of quantum machine learning has generated a ton of buzz. Obviously, it's very much a really catchy word that people have been diving into. Investors have been looking closer at buzz in academia, in general investor space. There are a lot of dissents about what's real now and what's kind of still undergoing research. So from your point of view there at Xanadu, what is real today and practical today versus what's still mostly in research and yet to be developed in order to really make full commercialization possible?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, we try to be as, you know, we're always happy when we can kind of tell everyone all the cool stuff and achievements we have at Xanadu, but we also try to speak plainly about things. And the honest truth is, there's no real true revenue. We have revenue, and so do others in the industry. But true revenue, billions of dollars and more, will only come once you have a large-scale quantum computer. And so for us, we're aiming for 2029, 2030 to achieve that. And until then, you'll have a fraction of what you can have once you have hundreds of logical qubits. And so it's not impossible to make money now, but the honest truth is, in terms of the computation side of things, quantum computers cannot really outperform any traditional or typical computers for important business problems. It's just not possible. You need to have a large-scale one. So that's why that's the time we're headed, and that's kind of the truth for the whole industry.

But having said that, we're working with many partners now on discovering and working with them on what problems they can solve once 2029, 2030 comes around, because we often have this thought experiment. Imagine if you had fast-forwarded to the future and today was 2029, 2030 and we started using the quantum computer. A lot of folks wouldn't know really what to do with it because it's not like going to the future and getting the latest Nvidia chip and bringing it back and then plugging it in. Whatever you're doing, you're going to do it faster, roughly speaking. Quantum computing is so different and so consequentially different that you're going to have to understand the mathematics of the customers' and partners' problems and work out how it connects to the mathematics of the algorithms in quantum computing. So that takes time. We've made great progress in that, but in some sense, I'm happy we're not at 2029, 2030 yet because we've still got work to do with that and form partners that will ultimately be our first customers when we do have that large-scale quantum computer.

Nicholas, Unusual Whales: Thank you. I really like hearing kind of that backdrop from those within the sector, and it's always really refreshing to hear honesty coming from CEOs about what is and what is to be. So thank you for that really good answer there. You mentioned earlier some synergies between quantum and AI. And I know from a couple of prior quantum-related interviews I've done, there's a lot of excitement and a little hesitation with the use of AI. And so from your point of view, do you think AI will accelerate progress in quantum hardware, control systems, error correction? Do you think that AI synergy will speed that up? Because I know in a lot of ways quantum is coming along a little bit faster than expected already.

Christian Weedbrook, Founder & CEO, Xanadu: Oh, 100%. And I can tell you firsthand that the folks at Xanadu have really benefited from AI slash LLMs significantly. So we have our own internal AI agent. The team called it Jukebox, and it's just been helping with the research, whether it's error correction. It's been helping with chip design, optimizing the chips in terms of the chip layout. You can put pictures of a chip layout into Jukebox and ask it questions. It's just sped up things remarkably. There are many times I've heard the team say, well, it would have taken us three weeks, a month longer, or more if we didn't have Jukebox. And so it's been a game changer for us. And I really think we're only getting started with the use cases. We've now unleashed it throughout the whole company and seeing what other things come up, even just things like typing in, asking it to summarize a research paper, but summarizing it to what is best for Xanadu. What do we need from a Xanadu point of view? So for sure, all of that has been really important, and we're only headed more and more in that direction. [Pause]. Oh, you might be on mute.

Nicholas, Unusual Whales: I sure was. So I wanted to dive a little bit more into some proof points about what's kind of going on with Xanadu, how you're moving forward. So a little bit of a two-parter, kind of regarding a lot of your major developments, the government backing, enterprise partnerships, which of the developments that you're working with, be it R&D, other partners, kind of matter the most strategically right now for Xanadu? And how should investors distinguish between, say, research partnerships and commercial partnerships and true revenue-generating traction?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, that's a good one, that question, because partnerships are quite varied in the quantum space. One of the immediate ones I think about in terms of partnerships are the supply chain. We work with many foundries around the world, large foundries, foundries that users would know their names, and they do high-volume manufacturing work with the latest tools. That's a very important partner for us for the R&D development cycle of our chips. So that's definitely up there.

Another one more kind of closely related to, say, the revenue and partnerships would be we work with Volkswagen, Mitsubishi Chemical, Rolls-Royce Aerospace, Lockheed Martin, AMD. A quite varied group of folks there, and for many different reasons. There's benefits for us, say with AMD and error correction, that's a big one. Simulation of codes. The actual decoding side of things as well is really important. On the application space, a lot of the car and automobile and defense contractors really help us on understanding once this large-scale quantum computer happens, how is it going to benefit them and patenting those things, either with them or by ourselves. So there are many different areas. We also announced a JDA earlier this year with Corning. They make fiber optics, the Gorilla Glass for phones. They're going to help us scale up as well. So many vital partnerships that are spread out throughout the hardware, software, and ultimately the use-cases side of things.

Nicholas, Unusual Whales: Thank you much, Christian. So just more on the investor side of Xanadu, you are planning on going public soon via a SPAC. Could you kind of break that down a little bit for the listeners, kind of what the timeline on that is and what you're hoping to achieve via going public with Xanadu?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, we're really excited about that. As mentioned, as you mentioned, we're on track by the end of this month to be a public company. We'll be dual listed on the Nasdaq as well as the Toronto Stock Exchange. So really excited for that event. I know the team is as well.

And we had started what would have been our Series D fundraise last year, and it was going well, but to be honest, slow. We would have gotten there, but speed is of the essence, and we saw what was happening in the public markets, the other quantum companies, and the capital available just as a public company is much more in the public sector than the private sector. So we decided to go public. And I think that was validated because one of the reasons we did go public is for capital. And we managed to raise one of the largest PIPEs in the quantum industry, definitely the largest since 2022, with $275 million USD, 90% new investors. So it was great validation for our approach and our software.

And the other reasons why going public makes sense are a different form of compensation to keep hiring the best of the best, where we can now offer liquidity in terms of our stock. And also thirdly, the ability to sort of think about, when the time is right, potential acquisitions as well, which we've seen some nice acquisitions in the quantum space this year. So all of those reasons are why we're going public. And it's getting very close now and we’re really excited.

Nicholas, Unusual Whales: How does the—well, I guess rather how do you think, excuse me, about the company's post-close market cap relative to more established public competitors that have already been listed for, in a couple of instances, several years? How are you feeling about that once you guys are public?

Christian Weedbrook, Founder & CEO, Xanadu: Well, I can't give investment advice. I'll be careful how I phrase this, but what I would say is it's all about the hardware. Viewers and listeners out there can go and see our big breakthroughs, particularly two Nature-validated papers last year. We've solved scalability, and in a lot of areas, we're actually ahead of anyone in the field, including the public companies who are doing some great work. And so if you look at the price that we're trading at compared to all the others, I think do the simple math. It might be very interesting for your listeners to check it out.

Nicholas, Unusual Whales: Thank you very much. And also toward the end, I'll have you plug a bunch of resources, locations people can learn more as well. I want to do a little bit of devil's advocate here just because, like I mentioned earlier, I love getting CEO responses within the sector on these. So one of the major skepticisms around partnerships is that some skeptics would say there's been a lot of good pushes and announcing of partnerships, grants, and roadmaps, and a little bit less at demonstrating repeatable commercial value today. And I know you've already kind of admitted a lot of stuff is in that research phase. But from your point of view, as a CEO of a quantum company, what would be your best counterargument to that?

Christian Weedbrook, Founder & CEO, Xanadu: Well, we try to be as honest as possible, and I don't think there is a counterargument. I think you're absolutely correct for the most part. We see a lot of companies, and to be fair, in the early days, we've been around ten years now. In the early days, people would kind of look to collect as many logos as possible to show the traction. Even if the partnership was only for a one-off partnership, you'll still see that today in the quantum industry by other companies. We don't do that anymore. We really focus, the last five years at least, on building solid partnerships that are more long term and recurring. So you can have recurring revenue and recurring partnerships. Revenue has never been top of mind for us because we do have revenue, but it's all about the hardware and achieving the hardware, large-scale quantum computer, because at that point, that's when the true revenue comes. So you can sidetrack and lose focus by trying to collect smaller revenue that probably is not repeatable and probably doesn't go anywhere. So we learned that lesson many, many years ago, and we focus on partnerships that are going to be long term at the cost of perhaps chasing logos and having other sort of companies just for one-off projects.

We also focus, for the most part, exclusively on the chemical space, quantum chemistry and material design, because we think that's going to be the lowest-hanging fruit. We may change our mind when there are other breakthroughs or if it does make sense, as there's a strategic that wants to be a long-term partner. But no, I agree with what you mentioned. I think it's just a different strategy that we're taking here for us.

Nicholas, Unusual Whales: Could you kind of break down a little bit of something you said there toward the end, the more science engineering milestones focus? Is that something that kind of goes through the medical industry? What are the kind of goals there?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, I would say in terms of applications, it is quantum chemistry and material design problems at a very high level. But more specifically, we work on a lot of problems related to the creation of next-generation batteries, next-generation cancer therapies, next-generation solar cells. So we're thinking only about one industry, chemistry and material design, kind of put them together. It's a very big industry anyway. But looking at things that have the same sort of algorithms and tools to sort of solve these issues once you have a large-scale quantum computer.

So for instance, how do you make solar cells much, much more efficient than what they are today? How do you make new batteries that on a single charge last ten times longer in terms of range, or a single charge takes ten times faster to charge while still maintaining their safety properties as well? And the reason we don't have these things today is that everything like drug discovery, material design, it all starts ultimately with computer simulations. The computer gives you an idea along with the human's input on where's the best place to kind of search for the best types of candidates for a drug or for a material. The pharmaceutical and drug industry is very famous for taking ten years from computer simulations to having the drug available for consumers. Ten years, 1 to 2 billion dollars, and 90% of the original candidates you start off with often fail. And so it's because you're starting off with a traditional computer which often gives you an inaccurate answer to what's actually going on because these are very complicated systems to actually analyze. So that's where a quantum computer comes in. And the hope is instead of ten years, maybe it's a year or less, and you're also starting off with a higher-probability candidate. So it's 90% success instead of 90% failure.

Nicholas, Unusual Whales: I just wish I could get my trading record to be closer to that 90% success. That would make us a lot happier, I think. So kind of across the entire industry, there are a lot of proposed bottlenecks like error correction, scaling, hardware stability. What do you think is kind of the number one biggest bottleneck today within the quantum industry?

Christian Weedbrook, Founder & CEO, Xanadu: Well, like you mentioned, it's hardware-related, so it has to be something, in our opinion, hardware-related there. Two big issues, I think, face the industry, and there are many sort of subsets of these two big areas, but one is networking. How are you going to connect a smaller subset of quantum computers together to create effectively a larger quantum computer? And that's challenging for non-photonic-based approaches, where how do you convert from electrons to photons and then back again? It's probabilistic, it's noisy, and it's lossy. So no one solved that problem, interconnect networking to create a larger quantum computer than Xanadu. Xanadu is the only one that solved that. So that's the big one.

The second big one overall is performance. And that's really how do you reduce the errors so you have the most performant system or quantum computer at your disposal. So error correction helps with that. There's many great people working on that, including Xanadu and others around the world. We had a great Nature paper, a second one for last year, on an error-resistant photonic qubit on chip. And so that was a big breakthrough for our approach. So error correction plays a big role in terms of the performance, but also working with these large-scale foundries that we're doing more and more iterations with them, and ultimately that will improve the performance of the chips, which will ultimately reduce the errors as well. So overall, it's really about networking and performance. These are the two big areas that people need to make inroads in. And as mentioned, we solved the first one already.

Nicholas, Unusual Whales: Thank you much. Love to hear. Really good answer there too. I like how descriptive you are. It makes my hosting a lot easier. So do you think that the industry as a whole—I know Xanadu is pretty multifaceted from what you've said so far—but do you think that the industry itself as a whole will ultimately converge around one winning architecture, or do you more expect to see multiple modalities coexist for those myriad different use cases?

Christian Weedbrook, Founder & CEO, Xanadu: That's a tough one, because if we're all equal in the sense of we're all error corrected, we're all fault tolerant, and so forth, then we're all as powerful as each other. Meaning if someone can solve one problem, anyone else can solve the same problem. So it's not like application-specific. I will say, though, that all things being equal, still, the photonic systems that we have are much faster than anyone else's because all the intuition there is you're computing at the speed of light. Nothing moves faster than the speed of light, and the others are electronic or atom-based ones, which from memory work around a few percent of the speed of light. So the gate speeds then will be faster than anyone else's. So if someone can solve something in a year, we can solve it in eight minutes, eight hours, which is crazy. But having said all that, I do think the addressable market is going to be huge. There are a lot of great approaches, including obviously we're fans of our approach. I do think that there's room for a few, like 3 to 5 winners. It's also, when you look back in the history of business, unlikely or unusual at least to see just one dominant entity. There's always a top 3 or 4 most of the time. There are exceptions. Amazon's a good exception, I guess. So I see that playing out at least for this decade. Beyond that, it gets harder to sort of prophesize about.

Nicholas, Unusual Whales: Fair enough. Really good point, I think. And so kind of just looking to the future, I know you had that target of 2029, 2030 for the full build-out of the quantum computer you guys are trying to work through. What do you think really needs to happen in the next five years or so for the industry to prove it's moving from ploy to platform? What would that look like?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah, I think it's already started, but the theme that I always come back to, and also internally, is where are we with the hardware? Because hardware this decade is the most important thing. And so really to answer your question, it's looking at the hardware roadmaps of us and others in the industry and seeing where we are on it. And the reason why we were able to raise a lot of money in the private markets is because we've been able to achieve the large milestones that we set out on time, and that gave investors confidence. And so that's why we've got 2029, 2030. We believe that we'll have everything we need to have that ultimately to build the quantum data center by then. And so looking at the hardware roadmap, and for us really it was three main phases. Phase one was networkability, scaling solved through networkability. So that was done last year. The next couple of years is all about improving the components of our quantum computer, their performance. And then finally phase three is starting building of the data center and then completing it, obviously. So it's really based on that. And that's why partnerships for us don't necessarily mean revenue or what we care about with partners. It's about their knowledge of what their problems are and bringing them along for the long-term ride. So that will be the first customers, and hopefully from our point of view, paying a lot to access our large-scale quantum computer.

Nicholas, Unusual Whales: I'll be there helping right along with you. Christian, thank you. For investors, developers, and say any enterprise customers that might be listening in to this interview, might listen to the recording after I get that uploaded later today, I know you mentioned kind of your big three phases, but for those following along with Xanadu's journey, what are kind of the most important milestones to watch for next, even if it's on a micro scale?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah. For us, our last quantum computer, the one that demonstrated scalability, is called Aurora, four server racks that were networked together. In our analyst presentation day, which is available online, we had for the first time a slide on our loss reduction. And that's really the key thing. We've got a certain number of optical elements. How are we doing improving the performance of those, of the loss of those components? Since the last maybe four years or so, we've improved the components up to 200 times in terms of loss reduction, and really loss, as mentioned, is what's causing our error. So you can think of this as error reduction. And so we'll be giving more guidance this year on where we hope to be. We're limited because of SEC rules. I'm talking too much about forward-looking statements in terms of revenue and hardware roadmap, but suffice to say it's hardware-related and loss-reduction-related.

Nicholas, Unusual Whales: And so for the company itself, I know you mentioned that you're not trying to rely on partnerships or anything like that as a main source of revenue by any means. But I am curious to hear a little bit more about the partnership with AMD. I know you touched on it really briefly, but kind of what does that encapsulate? What all is being worked on via that partnership with AMD?

Christian Weedbrook, Founder & CEO, Xanadu: What's very interesting, and not many people know, is that you still need classical compute as part of the quantum computer. So for instance, when you do error correction, you need to detect to see if there was an error. So that's classical information. Now you need to analyze the classical information, and then the information will say this type of error occurred, and then you feed it back onto the computer all within a very short period of time to correct the error. And to do that, as mentioned, you're manipulating classical information. So because we work faster, photonics works faster than any other non-photonic approach, we can't use GPUs. They're far too slow for this particular task. So we have to use FPGAs. And that's why we're working with AMD. They have some of the best FPGAs in the world. And that's one example of partnership.

We also had a partnership with them where we worked on an aerospace problem using PennyLane and also their classical computer, kind of quantum hybrid, quantum-classical demonstration, and we sped things up by 25 times. So this gives you a flavor of the work we're doing with AMD. And they also, as mentioned, came into our PIPE, and they've been a great partner so far.

Nicholas, Unusual Whales: That's really cool to hear. I think you hit the nail on the head that that's seldom known because I was definitely in the dark about that, the whole utilization of classical computing to help monitor and spring forward quantum computing. So that was really interesting for me.

Christian Weedbrook, Founder & CEO, Xanadu: Yeah. Cool.

Nicholas, Unusual Whales: So just kind of here before we send folks off into their afternoons, from your perspective, what is the one main roadblock for Xanadu as you kind of spring toward going public, spring toward your 2029, 2030 targets?

Christian Weedbrook, Founder & CEO, Xanadu: Well, I would say thankfully it's less clear the roadblocks now. I mean, a year ago, it would have been the two big problems we solved with our two big Nature papers, how to network, we solved that, and how to create error-resistant qubits on chip, which was solved. And the other one was source of capital. And we're solving it now by going public. So thankfully, those three big things have been solved and really sets us on a great path over the next 3 to 5 years, which we're really happy about, along with the government funding that I mentioned as well, matching funding. But as I mentioned, the theme always is hardware-related. So we work with foundries around the world. Not every chip run goes to plan. And so there could be delays or challenges with loss reduction. As mentioned, that's our biggest challenge because that leads to errors. So if there is a delay or any challenges, my guess would be related to that.

Nicholas, Unusual Whales: Thank you much, Christian. So before we wrap up and leave, could you, for the listeners today that are interested in learning more about Xanadu, what you're working on, what that timeline for going public is, where can they find more about you and about Xanadu?

Christian Weedbrook, Founder & CEO, Xanadu: Yeah. For myself, please follow me on X if you'd like to see the current updates. And also Xanadu is on X. And then apart from that, Xanadu.ai is the best place to get even more in-depth knowledge about what we do here at Xanadu and our accomplishments.

Nicholas, Unusual Whales: Beautiful, Christian. Thank you. If there's anything at all, Christian, that I didn't touch on as we kind of moved through the interview today, feel free to send these folks off into the ether with a little touch of wisdom. Is there anything you wanted to pitch there at the end?

Christian Weedbrook, Founder & CEO, Xanadu: Well, thanks for that. Thanks for having me. And I would just say that we're going public for two big reasons. As mentioned, first, pure-play photonics quantum computing company. Photonics is definitely the best way to scale up to a large-scale quantum computer. And secondly, Xanadu created PennyLane, one of the most widely used software offerings anywhere in the world. So I'll leave it at that. And thank you very much for your time.

Nicholas, Unusual Whales: And thank you for coming, Christian. And as well, thank you for sponsoring this panel, making it possible to have this interview. I think it was really refreshing how open you were about basically everything, even kind of the little tidbit hardballs I threw your way. Really good answers, and I really respect that. And thank you for your time coming on today.

Christian Weedbrook, Founder & CEO, Xanadu: Thank you. And thanks to all the listeners as well. I appreciate it.

Nicholas, Unusual Whales: Yeah, thanks for coming, everybody. If you came in late or missed anything, don't you worry. This will be uploaded later today, at latest tomorrow morning, as an Unusual Whales Apple and Spotify podcast episode. Again, like Christian said, you can learn more about Xanadu over at Xanadu.ai, following them on Twitter at XanaduAI or following Christian right here, underscore C Weedbrook. Thanks everybody for coming today. This has been our quantum computing interview sponsored by Xanadu. Looking forward to seeing how things develop. Christian, thanks again for coming, man. Have a good rest of your day as well.

Christian Weedbrook, Founder & CEO, Xanadu: Thank you. Thanks, everyone.

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About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. The Company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account (as of September 30, 2025), assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp.

Crane Harbor is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on February 27, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Crane Harbor shareholders as of February 4, 2026, the record date established for voting on the proposed transaction, in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the ability of AI tools to accelerate Xanadu’s hardware development timelines; expectations that Xanadu will be able to meaningfully reduce loss rates and improve system performance; Xanadu’s ability to secure government funding in the future; the expected benefits of having access to the public markets; the stock exchanges on which the shares of the combined company are expected to trade; and Xanadu’s ability to successfully compete in the public markets.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu's ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu's internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10-K for the year ended December 31, 2025 and its subsequent filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

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